QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended June 30, 2003

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Ulrich Hueppe
General Counsel, Executive Vice President
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended June 30, 2003

i

This report covers the quarter ended June 30, 2003.

Item 1. — ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
E.ON AG	(a)	6/16/00	Germany	n/a	Holding Company
E.ON US Holding GmbH++	(a)		Germany	100%	Holding Company
E.ON US Investments Corp.+	(a)	12/2/00	Delaware	100%	Holding Company
LG&E Energy Corp.	(a)	11/14/89	Kentucky	100%	Holding Company (exempt)
LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%	Power Marketing
Woodlands Technology, LLC	Energy		Texas	15%	Development of software for energy-marketing activities
LG&E Capital Corp. (LCC)	(a)	4/26/91	Kentucky	100%	Non-Utility Holding Company
LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%	Consumer Lending Services
LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%	Appliance Repair and Warranty
Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%	Pollution and Waste Control Technology
FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%	Owner of Coal Reserves
LG&E Capital Trimble County LLC	Energy	4/6/01	Delaware	100%	Lease and purchase of combustion turbine
LG&E Energy Privatization Services Inc.	*	7/13/98	Kentucky	100%	Inactive
LG&E International Inc.	Energy	11/8/93	Delaware	100%	Management and Holding Company
LG&E Power Services LLC	Energy	6/29/01	Delaware	100%	Power facilities management and operations
WKE Corp.	(a)	5/1/98	Kentucky	100%	Investment Holding Company
LCC LLC	Energy	3/2/99	Kentucky	100%	Owns Options on Mineral Rights
FCD LLC	Energy	2/17/00	Kentucky	100%	Owns Options and Actual Riparian Rights
Excalibur Development LLC	*	2/17/00	Kentucky	100%	Inactive
LG&E Power Inc.	(a)	5/7/80	Delaware	100%	Holding Company for Non-Utility Investments
LG&E Power Engineers and Constructors Inc.	*	3/5/80	California	100%	Engineering and Project Management (Inactive)
LG&E Power Constructors Inc.	*	6/29/81	California	100%	Inactive
LG&E Power Operations Inc.	Energy	6/8/82	California	100%	Power Project Ownership, Management & Development

HD/WS Corporation	*	12/11/85	California	100%		Inactive
LG&E-Westmoreland Rensselaer	*	6/15/92	California	50%		Inactive
LG&E Power 5 Incorporated	*	3/31/83	California	100%		Inactive
Babcock-Ultrapower West Enfield	*	unknown	California	17	% gp	Inactive
Babcock-Ultrapower Jonesboro	*	unknown	California	17	% gp	Inactive
LG&E Power 14-Buena Vista	*	unknown	California	45	% gp	Inactive
LG&E Power 16 Incorporated	(a)	8/3/99	California	100%		Indirect Owner of Generation Facilities
LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%		Indirect Owner of Generation Facilities
LG&E Roanoke Valley LP	(a)	3/14/90	California	1 99	%gp1 %lp2	Indirect Owner of Generation Facilities
Erie Power Partners L.P.	*	unknown	California	1 49	% gp % lp	Inactive
LG&E Power 21 Incorporated	(a)	11/16/90	California	100%		Indirect Owner of Generation Facilities
LG&E Power 21 Wind Incorporated	(a)	12/23/93	California	100%		Indirect Owner of Generation Facilities
LG&E Power 21 L.P.	(a)	12/27/93	California	1 99	%gp3 %lp4	Indirect Owner of Power Generation Facilities
LG&E Power 31 Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
LQ GP, LLC	(a)	3/17/01	Delaware	50%		Indirect Owner of Generation Facilities
LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
LG&E Power 31 L.P.	(a)	12/94	California	1 99	%gp5 %lp6	Indirect Owner of Generation Facilities
LQC LP LLC	(a)	3/17/00	Delaware	33-1/3%		Indirect Owner of Generation Facilities
American Power Incorporated	*	4/9/87	California	100%		Former Investor in EWG
LG&E Power Development Inc.	Energy	12/12/84	California	100%		Development of QFs and EWGs
LG&E Crown Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
LG&E Minor Facilities Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Power Tex Parent Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive

Llano Gathering Inc.	*	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Llano Storage Inc.	*	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
Ultrasystems Construction Co. Inc.	*	12/26/45	California	100%		Inactive
HD Energy Corporation	*	12/24/90	Delaware	100%		Inactive
Hadson Financial Corporation	*	6/25/89	Delaware	100%		Inactive
LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%		Indirect Owner of Power Project
Gregory Power Partners LP	Energy	6/1/98	Texas	1 49	% gp7 % lp8	Owner and Developer of Power Project
LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
Gregory Partners LLC	Energy	6/2/98	Texas	1 49	%[9] %[10]	Owner and Developer of Power Project
LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
LG&E Natural Industrial Marketing Co.	Energy	12/20/83	Colorado	100%		Natural Gas Marketing and Transmission
Hadson Fuels, Inc.	*	4/22/80	Oklahoma	100%		Inactive
LG&E Natural Canada Inc.	*	1/15/86	Canada	100%		Inactive
LG&E Fuels Services Inc.	Energy	7/2/98	Delaware	100%		Investment in Alternative Fuels
KUCC Grimes Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development
KUCC Grimes GP Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development
KUCC Grimes LP Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development
KUCC Paris Corporation	(a)	6/20/94	Kentucky	100%		Indirect Owner of Investment in Power Project
Tenaska III Partners Ltd.	(a)	unknown	Texas	15%		Indirect Investment in QF
Tenaska III Texas Partners	Energy	unknown	Texas	.06%		Interest in QF
KUCC Ferndale Corporation	(a)	7/12/94	Kentucky	100%		Indirect Owner of Investment in Power Project
Tenaska Washington Partners L.P.	Energy	unknown	Washington	5%		QF
Tenaska Washington Partners II, L.P.	—	—	—	10%		—
KUCC Portland 34 Corporation	(a)	8/15/94	Kentucky	100%		Inactive

Portland 34 LTD Corporation	(a)	9/20/94	Kentucky	100%	Inactive
Portland 34 L.P.	*	unknown	Kentucky	100%	Inactive
KUCC Development Corporation	*	1/31/95	Kentucky	100%	Inactive
KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

+
Ownership of Powergen US Investments Corp. was transferred from the chain of companies under Powergen plc to a direct subsidiary of E.ON AG during the first quarter of 2003; Powergen US Investments Corp. changed its name to E.ON US Investments Corp. on March 3, 2003.

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

1
directly held by LG&E Power 16 Incorporated

2
directly held by LG&E Power Roanoke Incorporated

3
directly held by LG&E Power 21 Incorporated

4
directly held by LG&E Power 21 Wind Incorporated

5
directly held by LG&E Power 31 Incorporated

6
directly held by LG&E Power 31 Wind Incorporated

7
directly held by LG&E Power Gregory IV Inc.

8
directly held by LG&E Power Gregory I Inc.

9
directly held by LG&E Power Gregory III Inc.

10
directly held by LG&E Power Gregory II Inc.

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities), Texas (the KUCC Paris entities) and Oregon (the Portland 34 entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, California, Minnesota, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital Corp.	Intercompany Loan	$14,450,000*	—		Due to Affiliates	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
NONE

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	WKEC	Miscellaneous services	930			930
FCD LLC	FSF Minerals	Miscellaneous services	49,295			49,295
FSF Minerals	FCD LLC	Miscellaneous services	830			830
FSF Minerals	LCC	Miscellaneous services	48,958			48,958
Home Services	Services Company	Miscellaneous services	762			762
Home Services	LG&E Utility	Miscellaneous services	29,026			29,026
Home Services	LCC	Miscellaneous services	23,969			23,969
Home Services	LEC	Miscellaneous services	11,757			11,757
Home Services	Kentucky Utilities	Miscellaneous services	580			580
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	142			142
LG&E Power Inc.	LG&E Power Engineers & Constructors Inc.	Convenience payments	355			355
LG&E Power Inc.	LG&E Power Services LLC	Miscellaneous services	350,117			350,117
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	27,820			27,820
		Miscellaneous services	339,494			339,494
		Convenience payments	43,746			43,746
LG&E Power Inc.	Llano Gathering	Convenience payments	16,506			16,506
LG&E Power Engineers & Constructors Inc.	LG&E Power Inc.	Miscellaneous services	96,139			96,139
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments	3,764			3,764
		Labor related	7,098			7,098
LG&E Power Operations	LG&E Power Development Inc.	Labor related	9,202			9,202
		Convenience payments	27,346			27,346
LG&E Power Operations	LG&E Power Roanoke Inc.	Convenience payments	317,800			317,800
LG&E Power Operations	LG&E Power 31 Inc.	Convenience payments	112			112
LG&E Power Gregory II	LG&E Power Operations	Miscellaneous services	324,400			324,400
LG&E Power Gregory III	LG&E Power Operations	Miscellaneous services	6,620			6,620
LG&E Power Gregory IV	LG&E Power Operations	Miscellaneous services	1,699			1,699
KUCC Paris	LEC	Miscellaneous services	26,614			26,614
KU Solutions	LCC	Miscellaneous services	1,066			1,066
FCD LLC	LCC	Miscellaneous services	125,402			125,402

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	3,752			3,752
Kentucky Utilities	KU Solutions	Labor related	54,841			54,481
		Convenience payments	81,010			81,010
Services Company	Home Services	Miscellaneous services	6,518			6,518
Services Company	KU Solutions	Miscellaneous services	136,669			136,669
Services Company	FSF Minerals Inc.	Miscellaneous services	498			498
Services Company	FCD LLC	Miscellaneous services	527			527
Services Company	LG&E Power Inc.	Miscellaneous services	1,197,686	30,192		1,227,878
Services Company	LEM	Miscellaneous services	1,830,194	340,421		2,170,615
WKEC	FCD LLC	Miscellaneous services	464			464
LEC	FCD LLC	Miscellaneous services	575			575
LEC	KU Solutions	Miscellaneous services	8,406			8,406
LEC	KUCC Ferndale	Miscellaneous services	1,426			1,426
LEC	LCC LLC	Miscellaneous services	470			470
LCC	FSF Minerals Inc.	Miscellaneous services	50,650			50,650
LCC	LCC LLC	Miscellaneous services	7,272			7,272
LCC	FCD LLC	Miscellaneous services	9,595			9,595
LG&E Power Development	LG&E Power Operations	Miscellaneous services	3,339			3,339
LG&E Power Constructors Inc.	LG&E Power Inc.	Miscellaneous services	96,139			96,139
HD Energy Corp.	LG&E Power Inc.	Miscellaneous services	13,380			13,380
LG&E Power Development Inc.	LG&E Power Operations	Labor related	4,414			4,414
LG&E Power 16 Inc.	LG&E Power Operations	Miscellaneous services	17,295			17,295
LG&E Power Roanoke	LG&E Power Operations	Miscellaneous services	1,717,964			1,717,964
LG&E Power 31 Inc.	LG&E Power Operations	Miscellaneous services	649			649
LG&E Power 21 Inc.	LG&E Power Operations	Miscellaneous services	24,405			24,405
LG&E Power 21 Wind Inc.	LG&E Power Operations	Miscellaneous services	984,603			984,603
LG&E Power Spain Inc.	LG&E Power Operations	Miscellaneous services	113,045			113,045
Company Names:
LEC	LG&E Energy Corp.
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2003	$130,329,062,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$9,549,359,300	Line 2
Greater of $50 million or Line 2	$19,549,359,300	Line 3

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category — Rule 58(b)(1)(i)(1)	$0
Energy-related business Category — Rule 58(b)(1)(ii)(2)	$2,500,000
Energy-related business Category — Rule 58(b)(1)(iv)(3)	$4,149,971
Energy-related business Category — Rule 58(b)(1)(v)(4)	$1,024,275,617
Energy-related business Category — Rule 58(b)(1)(vii)(5)	$21,777,339
Energy-related business Category — Rule 58(b)(1)(viii)(6)	$65,812,431
Energy-related business Category — Rule 58(b)(1)(ix)(7)	$6,513,077

Total current aggregate investment	$1,125,028,435	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$18,424,330,865	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii) —the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)— the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:
Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i)(1)	$0
Gas-related business Category—Rule 58(b)(2)(ii)(2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,098,277	$22,114,783	Changes in intercompany advances from 03/31/03 amounts
Pipeline construction investments (CRC Evans and affiliates)	$127,665,069	$128,582,796	Changes in intercompany advances from 03/31/03 amounts.
International investments (Argentine gas distribution and Spanish generation)	$43,011,890	$43,425,856	Changes in intercompany advances from 03/31/03 amounts
Consumer credit investments (LG&E Credit Corp)	$271,008	$268,979	Changes in intercompany advances from 03/31/03 amounts.
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$90,408,829	$54,128,779	Change in payables to associated companies from 03/31/03 amounts.
Unregulated generation investments	$45,007,749	$48,894,890	Changes in intercompany advances from 03/31/03 amounts.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A-1	Financial statements for Reporting Companies for the quarter ended June 30, 2003. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)
	FS-1	LG&E Enertech
	FS-2	LG&E Home Services
	FS-3	Hadson Financial (Co. 851)
	FS-4	LG&E Natural Industrial Marketing (Co. 853)
	FS-5	LG&E Natural Canada (Co. 854)
	FS-6	LG&E Natural Marketing Canada (Co. 855)
	FS-7	LG&E Power Inc. Consolidated
	FS-8	LG&E Energy Marketing Inc.
	FS-9	KU Solutions
	FS-10	KUCC Paris Corporation
	FS-11	KUCC Ferndale Corporation
	FS-12	American Power, Inc. (Co. 52)
	FS-13	Llano Gathering Inc. (Co. 930)
	FS-14	Llano Storage Inc. (Co. 931)
	FS-15	LG&E Minor Facilities Inc. (Co. 932)
	FS-16	Power Tex Parent Inc. (Co. 933)
	FS-17	LG&E Crown Inc. (Co. 936)
	FS-18	LG&E Power Engineers and Constructors
	FS-19	LG&E Power Services, Inc.
	FS-20	LG&E Power Operations
	FS-21	Gregory Partners, LLC
	FS-22	Gregory Power Partners, L.P.
	FS-23	LG&E Power Gregory I, Inc.
	FS-24	LG&E Power Gregory II, Inc.
	FS-25	LG&E Power Gregory III, Inc.
	FS-26	LG&E Power Gregory IV, Inc.
	FS-27	FSF Minerals Inc.
	FS-28	LCC LLC
	FS-29	FCD LLC
	FS-30	Westmoreland-LG&E Partners—Rova II

B. Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None.
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp.
Date: August 28, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE Name: Ulrich Hueppe Title: Executive Vice President
	By:	/s/ KARL-HEINZ FELDMANN Name: Karl-Heinz Feldmann Title: Corporate Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: August 28, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE Name: Ulrich Hueppe Title: Executive Vice President
	By:	/s/ KARL-HEINZ FELDMANN Name: Karl-Heinz Feldmann Title: Corporate Counsel

QuickLinks

  Item 1. — ORGANIZATION CHART
Narrative Description of Activities of Each Reporting Company during Period
SIGNATURE
Exhibit B-2 CERTIFICATE